Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: February 15, 2022

2021 Analyst Day Driving the future of freight February 2022

2 Confidential and Proprietary Agenda ▪ Lily Shen , President & CEO : Welcome + Transfix Overview ▪ Ward Davis , G Squared Ascend I CEO : G Squared + Transaction Overview ▪ Drew McElroy , Co - Founder & Chairman : Industry Challenges & Opportunities ▪ Scott Sokoloff , Head of Data, Jonathan Salama , Co - Founder & CTO, Mike Brittain, VP of Engineering : Transfix Technology Demo ▪ Lily Shen , President & CEO, and Sophie Dabbs , CCO : Our Business & Transfix Differentiation ▪ Christian Lee , CFO : Financial Overview ▪ Q&A

DisclaimeIMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT In connection with the proposed business combination involving G Squared Ascend I Inc. ("G Squared Ascend I") and Transfix, Inc. ("Transfix"), Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4 as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this presentation is not incorporated by reference into, and is not a part of, this presentation. PARTICIPANTS IN THE SOLICITATION G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available.Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available. NO OFFER OR SOLICITATION This presentation is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. FORWARD-LOOKING STATEMENTS The information in this presentation may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this presentation, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this presentation, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this presentation. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this presentation are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this presentation, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov. Confidential and Proprietary

Disclaimer INDUSTRY AND MARKET DATA Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Transfix and G Squared Ascend I have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Transfix and G Squared Ascend I, which are derived from their respective reviews of internal sources as well as the independent sources described above. This presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed analysis regarding Transfix and G Squared Ascend I. USE OF PROJECTIONS This presentation contains projected financial information with respect to Transfix. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See the "Forward-Looking Statements" paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither G Squared Ascend I's nor Transfix's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. NON-GAAP FINANCIAL MEASURES Some of the financial information and data contained in this presentation, such as Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit and Adjusted Gross Profit Margin, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Transfix's management uses these non-GAAP measures in its financial and operational decision-making and evaluation of operating performance and believes that these measures are important profitability measurements and are useful measures of Transfix's ability to source and sell services that are provided by third parties. Non-GAAP metrics are not calculated in accordance with GAAP and should not be considered an alternative to any measures of financial performance calculated and presented in accordance with GAAP. Other companies may calculate these non-GAAP metrics differently. TRADEMARKS AND TRADE NAMES This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and Transfix's and G Squared Ascend I's use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but Transfix and G Squared Ascend I will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Confidential and Proprietary Introduction 4

Our Team



Lily Shen
CEO & President
wealthfront ebay Goldman Sachs



Drew McElroy
Co-Founder, Chairman
TRANSFIX



Jonathan Salama
Co-Founder, CTO
GILT lyft



Sophie Dabbs
Chief Commercial Officer
Transportation Insight SCHNEIDER C.H. Robinson



Christian Lee
CFO
wework Time Warner Cable citibank



Rachel Meranus
Chief Marketing Officer
MediaMath CISION



Brian Christman
Chief People Officer
Etsy GILT Aol.



Nick Smolansky
General Counsel
Paul Weiss Time Warner Cable

Data	Engineering	Product	Legal	Finance	Customers	Carriers	Sales
Scott Sokoloff	**Mike Brittain**	**Leonard Tancuan**	**Alison Flynn**	**Emerson Verrier**	**Jennifer Mosso**	**Guy Byars**	**Shane Duncan**
VP of Data & Analytics	*VP of Engineering*	*VP of Product*	*Deputy General Counsel*	*VP of Finance & IR*	*VP, Shipper Growth*	*SVP, Carrier Growth*	*VP of Sales*
GROUPON Microsoft	Etsy IMAGEN	ebay	BakerHostetler	J.P.Morgan	BNSF Logistics C.H. Robinson	ECHO SCHNEIDER	TRANSPLACE DHL

Confidential and Proprietary 5

6 Confidential and Proprietary Our vision is to build the world’s most connected & intelligent freight platform Transfix is a B2B Marketplace powered by AI and Machine Learning

7 Confidential and Proprietary The Transfix Difference DATA - FIRST TECH AND PEOPLE POWERED SUPPLY - LED ENTERPRISE - SCALE ESG - FOCUSED

Confidential and Proprietary G Squared Ascend I 8

Confidential and Proprietary 9 Overview of Note: G Squared Target Sectors consolidated “Marketplaces”, “New Age Media & Social Mobile” and “Sustainability” into one s ect or “Consumer Internet” at the end of 2021 1. Source: G Squared. As of October 2021 2. G Squared Fund IV performance as of 12/31/2021 About G Squared G Squared is a growth - stage venture capital fund manager focused on the technology sector . Founded in 2011 , G Squared has deployed over $ 3 B into the asset class . G Squared has been recognized by Institutional Investor and Preqin as one of the most consistently top performing venture capital fund managers in the world . CONSUMER INTERNET FINTECH / INSURTECH SaaS MOBILITY 2.0 Target Sectors Select Portfolio Companies 75 TOTAL ACTIVE POSITIONS 1 66% REALIZED GROSS IRR TO DATE 2 >$3B TOTAL CAPITAL DEPLOYED 1 34 INVESTMENT PROFESSIONALS 1

G SQUARED + TRANSFIX

Ascend I Overview

- All capital contributed from G Squared funds, aligning interests with GSQD shareholders
- High caliber leadership team with a strong track record of value creation
- Extensive investments and strategic dialogue across the freight tech sector
- Committed to partner and assist Transfix's management team to address the significant market opportunity ahead

Long-term Partnership

- G Squared has been invested in Transfix since 2019
- Transfix's business operates in 3 of our 4 core megatrends
  - Mobility 2.0, SaaS, FinTech
- 50% of the sponsor shares in the form of a long-term earn out
- One-year lock-up on 50% of shares

Ascend I Acquisition Criteria

Tier 1 Growth Business	✓
Large TAM/Runway for Growth	✓
Disruptive Technology	✓
Deep Moats	✓
Outstanding Unit Economics	✓
Clear Path to Profitability	✓
Outstanding Management	✓

Investment Highlights

Transfix has consistently delivered strong revenue growth and margin expansion relative to other freight-techs

$680B+ in US trucking spend, $380B+ in US freight service spend [1] and $3B+ in US freight software spend [2]

Freight-Tech pioneer driving sustained volume growth through preeminent innovation

Transfix posts compelling enterprise cohort growth, customer retention and per account growth metrics

Asset light business model with exceptional ROIC profile

Rapidly expanding gross profit margin with lean and leverageable operating costs

Seasoned team with highly complementary skill sets that performed incredibly well in 2020

1. Source: 2020 CSMP State of Logistics Report. Industry size reflects 2019 industry data.
2. Source: Technavio Research "Global Transportation Management Systems (TMS) Market 2020-2024". Industry size reflects estimated 2021 market size.

Confidential and Proprietary 10

Confidential and Proprietary 11 Transaction Overview Issuer ▪ Transfix Holdings, Inc. Forward Purchase Agreement ▪ $110M Forward Purchase Agreement from G Squared Equity Management and NEA ▪ $60M is committed regardless of redemption levels Price ▪ $10 per common share Pro Forma Valuation ▪ $1.1B (Enterprise Value) ▪ $1.4B (Equity Value) Use of Proceeds ▪ Growth capital +

Confidential and Proprietary Industry Challenges & Opportunities 12

13 Confidential and Proprietary $680B+ 2019 US Trucking Spend 1 $3B+ 2020 US Freight Software Spend 3 $380B+ 2019 US Freight Services 1 Dislocated Supply & Demand Billions of wasted miles, hours, and dollars Freight Logistics is a Massive Market with Extreme Inefficiencies Shippers 1M+ Firms 6 Carriers 3.9M Trucks / 900K+ Carriers 4 Largest Player <2% 5 Traditional Brokers 17K freight brokers 2 Largest Player <3% 5 1. Source: 2020 CSMP State of Logistics Report. Industry size reflects 2019 industry data. 2. Source: BMO Capital Research, “Digital Divide: Upending Freight Brokerage” published November 2020 3. Source: Technovia Research “Global Transportation Management Systems (TMS) Market 2020 - 2024”. Industry size reflects estimated 2 021 market size. 4. Source: American Trucking Association Data. Trucks & For - hire Carriers in operation during 2019. 5. Company estimate. Based on 2020 CHRW Revenue of $16.2B, per CHRW’s 2020 10 - K, over the total 2019 US Trucking Spend of $680B. La rgest US Carrier company is JBHT, with 2020 Revenue of $9.6B per the JBHT 2020 10 - K, over the total 2019 US Trucking spend of $680B. 6. Source: 2018 US Census. Total Number of Firms with over 10 employees in the USA in 2018. 11

14 Confidential and Proprietary ■ Shippers get more reliable and better quality service from a curated carrier network More Efficient ■ Transfix automates the process, reducing human touch points and load booking time to minutes or instantaneously ■ All parties in the marketplace benefit from superior network dynamics Superior Economics ■ Transfix systems have the ability to reduce empty miles for carriers Transfix is Building the Solution Our Vision: Build the world’s most connected, intelligent freight platform Better Service Sustainable 13

15 Confidential and Proprietary At the Core is the Transfix Digital Freight Marketplace Transfix Marketplace - Automation Auto - Bid Auto - Build Auto - Schedule Auto - Book Auto - Tracked Auto - Invoiced ▪ Proprietary pricing algorithms instantly price contract & spot freight. Bid on freight via direct integrations to shipper TMS ▪ Stark ingests shipment data automatically and prepares the shipment for execution, processing all relevant data ▪ Predictive scheduling tool communicates with shipper systems to select highest quality appointment ▪ Stark begins making offers to optimal carriers based on preferences, market conditions, and driver locations ▪ Booked carriers track via the Transfix app or ELD integrations until final delivery ▪ Stark automatically generates an invoice and submits the invoice to the shipper system Shippers Marketplace Shippers receive real - time rates and send volume via API, EDI, or Transfix TMS Carriers automatically selected based on key criteria to receive offers & volume via API, EDI, or Transfix FMS Market Conditions Transfix Team Members Historical Cyclicality Lane Risk Profile

Confidential and Proprietary Technology Demo 16

Confidential and Proprietary Business & Differentiation 17

18 Confidential and Proprietary $17 $43 $71 $130 $184 $296 $4.6 $5.1 $10.3 $19.0 $(1) $4 $9 $14 $19 $24 $29 $- $50 $100 $150 $200 $250 $300 $350 2016 2017 2018 2019 2020 2021 Revenue ($M) Adjusted Gross Profit ($M) 1. Adjusted Gross Profit is a Non - GAAP Measure. For a reconciliation the closest applicable GAAP measure, please see the appendix. 2. Large Shippers defined as customers with an estimated annual revenue over $1B. Net Shipper Spend Retention defined as total r eve nue generated by large shippers from the prior year over the total revenue generated by the same large shippers in the most r ece nt year. 3. Repeat carrier % defined as all the percentage of total volume executed by Transfix that is managed by carriers that have bee n o nboarded and executed at least one load with Transfix. 148% Net Shipper Spend Retention in 2021 2 Strong Results & Momentum 60% 2021 Revenue Growth 84% 2021 Adj. Gross Profit Growth 1 23 New Large Shippers 2 93% 2021 Repeat Carrier Rate 3 1

19 Confidential and Proprietary 3. Deepening Carrier Relationships 4. Data & Automation 5. Leveraging the Core Platform Into New Business Lines 1. Building the Strongest Team 2. Growing Relationships with Strategic Customers Our Business is Driven by Five Key Pillars

20 Confidential and Proprietary Why Shippers Chose Us The Transfix Difference Analytics & Insights TrueRate Pricing Tracking/ Visibility Workflow Improvements Proactive Exception Management High - Quality Capacity Transfix combines industry expertise with technology to create innovative solutions

Confidential and Proprietary Transfix Insights for Shippers Apply analytics and continuous improvement framework to generate significant added value 21

22 Confidential and Proprietary 166% 133% 139% 148% 100% 110% 120% 130% 140% 150% 160% 170% 2018 2019 2020 2021 Driving Net Shipper Spend Retention Net Shipper Spend Retention 1 146% ‘18 - 20 Average Select Customers LIVE DROP BACKHAUL TMS FMS LTL 1. “Net Shipper Spend Retention” is calculated annually as total revenue generated by large shippers from the prior year over the total generated by the same large shippers in the most recent year.

23 Confidential and Proprietary Why Carriers Choose Us Core Carrier Program MyLane Preferences Dispatcher Portal Easy Document Management Carrier Waterfall Quick Pay Fleet Management Products and services built to help carriers streamline and ultimately grow their business We are happy to work with the Transfix team because of the company’s professionalism. The team has provided great assistance with obtaining and managing our loads. We look forward to continuing to grow our business with Transfix .” When I do have a problem and I need to call in, the Transfix staff is all over it. They know before I even call . They’re incredibly impressive.” I enjoy working with Transfix due to the professionalism of the team. The Carrier Managers are great to communicate with and I feel have the best intentions for our business. The ability to follow our invoices and payout reports makes managing our business much easier . Thanks to Transfix for all the success! ” GRD Trucking A&B Carriers TDA Trucking Transfix is really changing the game when it comes to giving us the tools we need to run our business seamlessly. I worked closely with the team there to build features that I needed to run Goldstar Logistics and since then, my dispatchers can communicate with their customers and drivers quickly and easily while I have access to reporting in one central place to keep my business going. Gold Star Logistics

24 Confidential and Proprietary 40 71 109 135 0.8 0.85 0.9 0.95 1 1.05 1.1 1.15 1.2 30 50 70 90 110 130 150 2018 2019 2020 2021 Loads per Carrier for Top 500 Carriers Focus on Improving the Carrier Experience & Economics 1. Mid - Sized Carriers defined as carriers with 5 to 100 power units. 2. Repeat carriers defined as all carriers that have been onboarded to the Transfix platform at least once prior to executing th e s hipment. % Volume Managed by Repeat Carriers 2 We are focused on Mid - Sized Carriers 1 , who are generally strong operators with limited sales and back - office capacity ▪ Mid - sized carriers are strong operators that deliver high - quality service ▪ Cannot access large shippers' networks given limited sales, technology, and back - office capabilities ▪ Our tools are geared toward dispatchers and drivers, making it easier to manage drivers, documents, and payments at scale Key Drivers 13 21 22 28 85% 90% 93% 93% 10 12 14 16 18 20 22 24 26 28 30 80% 85% 90% 95% 100% 105% 110% 115% 120% 2018 2019 2020 2021 Number of Carriers (000s) Repeast Carrier Rate

Our Advantage: Data and Automation

Market Lane Data

272 Unique features per load [1]	**18K** Daily Lanes Priced [2]
535K Loads Executed [3]	**276M** Miles Executed [3]



Load bundling opportunities
Carrier lane preferences
Lane carrier density
Historical carrier performance
Carrier safety rating
Equipment required
Traffic on route
Pickup/dropoff appointment times
Pickup/dropoff expected wait times
Distance to population center

Automating Each Step

Auto-Bid	Proprietary pricing algorithms instantly prices contract & spot freight. Bid on freight via direct integrations to shipper TMS
Auto-Build	Stark ingests shipment data automatically and prepares the shipment for execution, processing all relevant data
Auto-Schedule	Predictive scheduling tool communications with shipper systems to select highest quality appointment
Auto-Book	Stark begins making offers to optimal carriers based on preferences, market conditions, and driver locations
Auto-Tracked	Booked carriers track via the Transfix app or ELD integrations until final delivery
Auto-Invoiced	Stark automatically generates an invoice and submits the invoice to the shipper system

Note: These metrics do not constitute going-forward KPIs.

1. Sourced from Stark, our internal technology platform. Includes all features considered in development as of December 2021
2. Sourced from Stark, our internal technology platform. Forecasted line haul rates for all lanes. Calculated daily as of December 2021
3. As of 1/25/2022. Loads & miles executed since 2013. Includes all shipments that are not TONU

Confidential and Proprietary 25

26 Confidential and Proprietary Transfix Matching at Scale ▪ The chart shows one day of Contract shipments for several customers, and how those shipments fit within our overall network ▪ The complexity of a single day of freight is greater than human capability, and requires advanced technology to match efficiently at scale ▪ We strategically overlay customers networks to create value by leveraging carriers, regions, and lanes TRANSFIX SOLUTION

27 Confidential and Proprietary Transfix Matching at Scale ▪ The chart shows one day of Contract shipments for several customers, and how those shipments fit within our overall network ▪ The complexity of a single day of freight is greater than human capability, and requires advanced technology to match efficiently at scale ▪ We strategically overlay customers networks to create value by leveraging carriers, regions, and lanes TRANSFIX SOLUTION

28 Confidential and Proprietary Operating Platform Transfix Marketplace Software Strengthens the Core Platform and Extends Relationships Management and optimization across all modes of transportation Full visibility and analytics to track performance Real - time and dynamic access to freight to increase fleet utilization Easy - to - use interface to reduce manual processes and pain points

29 Confidential and Proprietary Platform Expansion Roadmap 2020 2021 2022E 2023E 2019 2013 Live 1 MT 7 New Modes 6 SaaS 4 LTL 5 Managed Backhaul 3 Drop 2 History of extending the platform, providing a strong playbook for new product revenue & margin expansion We continue to execute on our roadmap of products and services 1. “Live” refers to the ‘live” load and unload of full trailers at the pickup and delivery facilities of our customers 2. “Drop” refers to the service arranged by Transfix for customers which allows carriers to “drop” their empty or load trailer a t t he customers directed to be thereafter picked up when loaded or emptied, as applicable 3. “Managed Backhaul” refers to the utilization of our platform to fill a customer’s empty trailer following completion of a del ive ry by the customer’s dedicated motor carrier or private fleet 4. “LTL” refers to less than truckload 5. “SaaS” refers to Software as a Service 6. “New Modes” includes services such as intermodal, ocean, parcel, and air freight brokerage services 7. “MT” refers to Managed Transportation

Confidential and Proprietary Financial Overview 30

How the Technology Manifests

MATCHING

- ✓ Optimized, real time matching of freight & carriers at scale
- ✓ Network effects as more data drives better matches, which drives greater demand and supply

Revenue	Adj. Gross Profit[1]
61%	61%
18'-21' Revenue CAGR	18'-21' AGP CAGR

AUTOMATION

- ✓ Reducing wasted time and paperwork
- ✓ More efficient booking, scheduling, and operations

Efficiency	Cost Reduction
~3:1	46% /18%
Increase in quarterly volume / Increase in FTEs *Q1 2018 / Q4 2021*	*Total Expenses Less Purchased Transportation as a % of Revenue* *Q1 2018 / Q3 2021*

SERVICE

- ✓ Dedicated reps for shippers and carriers with sophisticated data & tools
- ✓ Tools & automation drive a scalable service delivery model
- ✓ Drives shipper & carrier satisfaction

Customers	Carriers
146%	93%
18'-20' Large Shipper Average Net Shipper Spend Retention[2]	2021 Repeat Carrier Rate

1. Adjusted Gross Profit is a Non-GAAP Measure. For a reconciliation the closest applicable GAAP measure, please see the appendix.
2. "Net Shipper Spend Retention" is calculated annually as total revenue generated by large shippers from the prior year over the total generated by the same large shippers in the most recent year.

Confidential and Proprietary 31

Confidential and Proprietary 32 What we said vs. What we did in 2021 What we said What we did Variance Two - Year Stack 2 Revenue $281M (52% growth) $296M (60% growth) +5% 102% Adj. Gross Profit 1 $18.3M (77% growth) $19.0M (84% growth) +4% 188% New Products Launch TMS, FMS & LTL Launched TMS, FMS, & LTL 1. Adjusted Gross Profit and Adjusted Gross EBITDA are non - GAAP financial measures. See “Use of Non - GAAP Financial Measures” below for discussion of these non - GAAP financial measures. 2. Two - Year Stack defined as growth rate in the prior year plus growth rate in the current year.

Confidential and Proprietary 33 KPI Trends Summary 2019 2020 2021 Revenue $130M (84% growth) $184M (41% growth) $296M (60% growth) Adj. Gross Profit 1 $5.1M (11% growth) $10.3M (104% growth) $19.0M (84% growth) Net Shipper Spend Retention 2 133% 139% 148% Total Carriers (000s) 21 22 28 Loads per Carrier (Top 500) 71 109 135 Repeat Carrier Rate 90% 93% 93% New Products Drop Freight Managed Backhaul TMS, FMS, LTL 1. Adjusted Gross Profit is a Non - GAAP Measure. For a reconciliation the closest applicable GAAP measure, please see the appendix. 2. Large Shippers defined as customers with an estimated annual revenue over $1B. Net Shipper Spend Retention defined as total r eve nue generated by large shippers from the prior year over the total revenue generated by the same large shippers in the most r ece nt year.

34 Confidential and Proprietary 2021 Saw Consistent Growth and Stable Economics $38 $36 $46 $64 $60 $67 $81 $87 $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 Q1 Q2 Q3 Q4 $0.7 $2.2 $1.6 $5.8 $5.0 $3.6 $4.3 $6.1 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 Q1 Q2 Q3 Q4 2020 2021 Revenue Performance +57% +84% +76% +37% +607% +64% +172% +5% 2020 vs. 2021 Revenue ($M) 2020 vs. 2021 Adj. Gross Profit 1 ($M) ▪ 60% YoY Revenue growth in 2021 ▪ Improving pricing & execution systems drove more consistent revenue growth ▪ 102% Two Year stack on revenue growth ▪ 84% YoY Growth in Adjusted Gross Profit ▪ More consistent performance across four quarters, with Q4 representing our strongest ever quarter for Adj. gross profit ▪ 188% Two Year stack on Adj. Gross Profit gross Adjusted Gross Profit 1 Performance 1. Adjusted Gross Profit is a non - GAAP financial measures. See “Use of Non - GAAP Financial Measures” below for discussion of these n on - GAAP financial measures.

35 Confidential and Proprietary 8% 6% 4% 5% 4% 3% 8% 5% 4% 13% 8% 8% 34% 23% 19% 0% 5% 10% 15% 20% 25% 30% 35% 40% 2019 2020 Nine months ended Sep 30, 2021 Processing Costs Sales & Marketing Technology G&A Leverage Drivers ■ Increased Automation ■ Disciplined metric - driven hiring Significant Gains in Operating Leverage Significantly Improved Operating Leverage Operating Expenses Less Purchased Transporation as a % of Revenue Automation drives increasing number of ‘touchless’ transactions and increases efficiency

S-4 Financial Projections[1]

Commentary

1. Clear path to 50%+ revenue growth for the next several years given the robust customer demand and the capital provided from the transaction

   We see numerous areas for investment that will allow us to accelerate growth into 2022 and beyond

2. Investments in new products & services will result in both meaningful revenue growth and gross margin expansion

   As a result, gross margin will grow meaningfully faster than revenue over the projection period

3. The efficiencies from our automation platform and centralized operating model, in addition to our disciplined approach to expenses will drive further margin expansion

   We are forecasting positive Adj. EBITDA[2] at the end of 2023 and increased Adj. EBITDA[2] generation in 2024, 2025, and beyond

$ in millions	2019A	2020A	2021E	2022E	2023E	2024E	2025E
Gross Revenue	$130	$184	$281	$437	$681	$1,057	$1,642
% Growth YoY	83.8%	41.5%	52.4%	55.8%	55.7%	55.3%	55.3%
Adj. Gross Profit[2]	$5	$10	$18	$39	$82	$174	$349
% Margin	3.9%	5.6%	6.5%	8.8%	12.0%	16.4%	21.2%
% Growth	10.9%	103.7%	76.8%	112.0%	111.6%	112.2%	100.9%
Adj. EBITDA[2]			($35)	($44)	($20)	$44	$180
% Margin			-12.4%	-10.0%	-2.9%	4.1%	11.0%

1. The projections were prepared in connection with G Squared's evaluation of the Business Combination prior to entry into the Business Combination Agreement in September 2021. The prospective financial information does not take into account any circumstances or event occurring after the date that the information was prepared.
2. Adjusted Gross Profit and Adjusted EBITDA are non-GAAP measure. See the appendix for a reconciliation to the most directly comparable GAAP measure.

Confidential and Proprietary 36

37 Confidential and Proprietary Looking ahead at 2022 ▪ We expect revenue and Adjusted gross profit 1 to grow sequentially on a dollar basis throughout the year ▪ For Adjusted gross profit 1 , we expect this will result in variable YoY growth rates, with low y - o - y growth in Q1 given the margin strength in Q1 2021 ▪ Revenue growth will be less variable on a y - o - y basis given the more consistent growth in 2021 1. Adjusted Gross Profit is a Non - GAAP Measure. For a reconciliation the closest applicable GAAP measure, please see the appendix.

Confidential and Proprietary Q&A 38

Confidential and Proprietary Appendix 39

40 Confidential and Proprietary 2021 Results – GAAP to non - GAAP Reconciliation $000's 2018A 2019A 2020A 2021A ’20 - 21 Change Revenue $70,816 $130,165 $184,174 $295,528 60% Purchased Transportation $66,248 $125,098 $173,853 $276,553 59% Internal use software amortization $0 $0 $345 $1,621 370% Gross Profit $4,568 $5,067 $9,976 $17,354 74% Gross Profit Margin 6.5% 3.9% 5.4% 5.9% 50 bps Add: Internal use software amortization $0 $0 $345 $1,621 370% Adjusted Gross Profit $4,568 $5,067 $10,321 $18,975 84% Adjusted Gross Profit Margin 6.5% 3.9% 5.6% 6.4% 80 bps

41 Confidential and Proprietary $000’s Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Revenue $38,057 $36,289 $46,187 $63,641 $59,908 $66,784 $81,433 $87,403 Purchased Transportation $37,357 $34,079 $44,603 $57,814 $54,957 $63,157 $77,128 $81,311 Internal use software amortization $8 $56 $98 $183 $270 $340 $444 $567 Gross Profit $692 $2,154 $1,486 $5,644 $4,681 $3,287 $3,861 $5,525 Gross Profit Margin 1.8% 5.9% 3.2% 8.9% 7.8% 4.9% 4.7% 6.3% Add: Internal use software amortization $8 $56 $98 $183 $270 $340 $444 $567 Adjusted Gross Profit $700 $2,210 $1,584 $5,827 $4,951 $3,627 $4,305 $6,092 Adjusted Gross Profit Margin 1.8% 6.1% 3.4% 9.2% 8.3% 5.4% 5.3% 7.0% Quarterly GAAP to non - GAAP Reconciliation

Detailed Transaction Overview

Transaction Overview

- Pro forma enterprise value of $1,078mm (3.6x 2021A Revenue, 2.5x 2022E Revenue)
- $372M total cash proceeds inclusive of $60M FPA proceeds and transaction expenses[1]
- Pro forma unrestricted cash of $380M
  - Inclusive of $8M unrestricted cash and $16M of debt as of Q3 2021
- **Transfix shareholders are rolling 100% of equity ownership**

Pro Forma Ownership @ $10.00 per Share[1,3]



2.5%
4.2%
23.9%
69.4%
Transfix existing shareholders
G Squared public shareholders
FPA investors
Sponsor promote

Illustrative Pro Forma Valuation and Sources & Uses

($ in millions, except per share data; shares in millions[1])

TOTAL ENTERPRISE VALUE SUMMARY		
Transfix share price		$10.00
(X) Estimated pro forma shares outstanding[2]		144.1
PRO FORMA EQUITY VALUE		$1,441
(–) Net debt[4]		9
(–) Net proceeds		(372)
PRO FORMA ENTERPRISE VALUE		$1,078
Valuation Multiples	Metric	
EV / 2021A Revenue	$296	3.6x
EV / 2022E Revenue	$437	2.5x
SOURCES	**$**	**SHARES**
Rollover equity	$1,000	100.0
G Squared cash in trust	345	34.5
FPA investment	60	6.0
Total Sources	**$1,405**	
USES	**$**	
Rollover equity	$1,000	
Cash to balance sheet	372	
Estimated fees and expenses	33	
Total Uses	**$1,405**	

Note: Figures may not total due to rounding
1. Assumes no redemption of public shares, an FPA of $60M, and estimated transaction expenses of $33M
2. 144.1M Pro forma shares outstanding is a company estimate that includes 128M estimated shares outstanding as well as 16M estimated options, warrants or RSUs.
3. Dilutive securities include 6.9mm public SPAC warrants, 7.1mm founder warrants, and 1.2mm FPA warrants which have a strike price of $11.50 per share. 7.0mm founder shares with 3.6mm vesting immediately, and 1.1mm vesting at share prices $12.50, $15.00, and $17.50. Excludes earnout shares and shares that may be issued to Transfix employees pursuant to Transfix's incentive plan
4. As of Q3 2021

Confidential and Proprietary
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43 Confidential and Proprietary Selected Public Comparable Universe For Transfix Marketplace ▪ Disruptors of traditional marketplaces ▪ Similar business model with buyers / sellers of services, and take rate to the platform ▪ Logistics - oriented SaaS models ▪ Cloud based software applications and data content Supply Chain Software ▪ Traditional established players ▪ Asset - light freight Leading Asset - Light Logistics C.H. Robinson

44 Confidential and Proprietary Source: Transfix management projections, company filings, and FactSet as of 02/11/2022 Note: FX conversion rate of 0.72 AUD / USD, 0.79 CAD / USD, and 0.15 DKK / USD 1. Represents EBITDA / Gross Profit for Transfix, Marketplaces and Supply Chain Software peers and EBITDA / Net Revenue for L ead ing Asset - Light Logistics; 2. Adj. EBITDA is a non - GAAP measure. Excludes stock - based compensation and depreciation and amortization. See reconciliations of historic measures in appendix Selected Operational Benchmarking 52% 21% 43% 39% 2025E Adj. EBITDA 2 / Gross Profit Marketplaces Supply Chain Software Leading Asset - Light Logistics 103% 27% 24% 6% 2020A - 2025E Gross Profit CAGR 2020A - 2025E Revenue CAGR 55% 26% 21% (1)% 2022E Flow through margin 1 2021A - 2023E Revenue CAGR 2021A - 2023E Gross Profit CAGR C.H. Robinson

45 Confidential and Proprietary 2023E Gross Profit Adj. Growth multiple 3 0.13x 1 0.22x 0.68x 0.43x 2023E Revenue Adj. Growth Multiple 2 0.03x 1 0.17x 0.62x 0.06x Selected Valuation Benchmarking Source: Transfix management projections, company filings, and FactSet as of 02/11/2022 Note: FX conversion rate of 0.72 AUD / USD, 0.79 CAD / USD, and 0.15 DKK / USD 1. Assumes a EV of $1,064mm based on $10/share trading price; 2. Calculated as EV / 2023E Revenue multiple / 2020A - 2023E Revenue CAGR / 100; 3. Calculated as EV / 2023E Gross Profit multiple / 2020A - 2023E Gross Profit CAGR / 100 12.9x 8.0x 15.3x 4.2x 1.5x 6.8x 10.7x 0.9x 1 1 Marketplaces Supply Chain Software Leading Asset - Light Logistics EV / 2023E Revenue EV / 2023E Gross Profit C.H. Robinson

46 Confidential and Proprietary Selected Valuation Benchmarking (cont.) Source: Transfix management projections, company filings, and FactSet as of 02/11/2022 Note: FX conversion rate of 0.72 AUD / USD, 0.79 CAD / USD, and 0.15 DKK / USD 1. Assumes a EV of $1,064mm based on a $10/share trading price; 2. Adj. EBITDA is a non - GAAP measure. Excludes stock - based compe nsation and depreciation and amortization. See reconciliations of historic measures in appendix Marketplaces Supply Chain Software Leading Asset - Light Logistics 2025E EV / EBIT 6.9x 60.1x 44.5x 14.9x 2025E EV / Adj. EBITDA 2 5.9x 57.8x 40.3x 12.3x 1 1 EV / 2023E EBITDA EV / 2023E EBIT C.H. Robinson

Marketplace + Services Operating Metrics vs. Key Comps

While we expect our Gross Profit margin to be in line with industry standards, our scalable and automated platform will allow us to continue to grow revenue at meaningfully higher rate with significantly lower processing costs leading to much higher Adj. EBITDA[2] margins and growth

	Transfix Long Term Targets	DSV	CHRW	Landstar	ECHO[1]
Revenue (CY 2021)	**$1.5B (2025E)**	**$27.9B**	**$23.1B**	**$6.5B**	**$2.5B**
Revenue Growth[2] (2021-2023E)	*~50% (2020-2025E)*	*(0%)*	*(3%)*	*(1%)*	*15%*
% of TAM	*<1%*	*N/A*	*<3%*	*<1%*	*<1%*
Adj. Gross Profit[3] (CY 2021)	**$265M (2025E)**	**$5.8B**	**$3.2B**	**$916M**	**$393M**
Adj. Gross Profit[3] %	*17%*	*21%*	*14%*	*14%*	*16%*
Processing Costs	*<2%*	-	-	-	*NA*
Adj. EBITDA[3] (CY 2021)	**$142M (2025E)**	**$3.1B**	**$1.2B**	**$554M**	**$79M**
Adj. EBITDA % Revenue	*9%*	*11%*	*5%*	*8%*	*3%*
Adj. EBITDA % Gross Profit	*54%*	*54%*	*37%*	*60%*	*20%*

Source: Transfix management projections, Company filings, and FactSet as of 02/11/2022
Note: FX conversion rate of 0.72 AUD / USD, 0.79 CAD / USD, and 0.15 DKK / USD
1. ECHO financials shown represent 2020 and Revenue Growth represents 2020A-2022E CAGR. FY 2021 financials unavailable following acquisition by The Jordan Company in November 2021; 2. 2021A-2023E Revenue CAGR; 3. Adjusted EBITDA Margin is a non-GAAP measure. See the appendix for a reconciliation to the most directly comparable GAAP measure.

Confidential and Proprietary
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48 Confidential and Proprietary SaaS Financial Metrics vs. Key Comps Transfix – 2025 Coupa WiseTech Global Anaplan Trimble E2Open 2 Kinaxis SPS Commerce Revenue (CY 2021) $98M $703M $407M $573M $3.7B $570M $249M $385M Revenue Growth 1 (CY 2021 - 2023E) 25 - 35% 23% 21% 25% 8% 10% 22% 16% Adj. EBITDA 3 (CY 2021) $38M $99M $174M ($19M) $937M $198M $38M $107M Adj. EBITDA 3% 39% 14% 43% (3%) 26% 35% 15% 28% Our ability to offer services alongside our SaaS products will drive revenue growth and allow for strong operating efficiencies Source: Transfix management projections, Company filings, and FactSet as of 02/11/2022 Note: Transfix Revenue Growth represents 2020 - 2025E CAGR; FX conversion rate of 0.72 AUD / USD, 0.79 CAD / USD, and 0.15 DKK / U SD 1. 2021A - 2023E Revenue CAGR; 2. Financials shown PF for acquisition of BlueJay; 3. Adjusted EBITDA Margin is a non - GAAP measure. See the appendix for a reconciliation to the most directly comparable GAAP measure.

Confidential and Proprietary 49 188% NA 75% 40% 34% 2 3% TF Two - Year Stack 1 Comps Trailing 2 Year Revenue Stack 1 Trailing 2 Year Gross Profit Stack 1 NAST segment 102% 81% 2 76% 59% 57% 3 29% TF NAST segment Source: Company filings, press releases, broker estimates, FactSet as of 2/11/22 1. Two - Year Stack defined as growth rate in the prior year plus growth rate in the current year. 2. Excludes growth impact from $684 million in revenue from Transplace acquisition 3. ECHO Financials represents LTM Q3’21 vs. 2019A financials C.H. Robinson C.H. Robinson

50 Confidential and Proprietary 2021 Results – GAAP to non - GAAP Reconciliation Definitions Adjusted Gross Profit: Adjusted gross profit is a non - GAAP financial measure calculated as gross profit excluding the amortization of internal - use software costs. It is also calculated as revenue less purchased transportation costs. Adjusted EBITDA: Adjusted EBITDA, a non - GAAP financial measure, is defined as net profit (loss) before net financial expense, income tax provision and depreciation and amortization, further adjusted to exclude stock - based compensation and certain one - time expenses, which may vary from period - to - period.

51 Confidential and Proprietary Thank you